

FRONTLINE

INTERIM REPORT
JANUARY – MARCH

2002 Q1

FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT *(in thousands of $)*	2002 Jan-Mar	2001 Jan-Mar	2001 Jan-Dec
Net operating revenues	**94,904**	**219,089**	**647,345**
Gain (loss) from sale of assets	-	717	35,620
Ship operating expenses	26,915	24,261	121,452
Charterhire expenses	9,792	10,547	41,858
Administrative expenses	2,421	3,475	13,176
Operating income before depreciation and amortisation	**55,776**	**181,523**	**506,479**
Depreciation and amortisation	33,953	28,897	121,725
Operating income after depreciation and amortisation	**21,823**	**152,626**	**384,754**
Interest income	2,555	4,674	12,953
Interest expense	(17,662)	(26,384)	(91,800)
Share of results from associated companies	986	10,878	22,317
Other financial items	5,479	(4,195)	(5,707)
Foreign currency exchange gain	1,685	22,321	28,318
Income before taxes	**14,866**	**159,920**	**350,832**
Taxes	3	-	444
Cumulative effect of change in accounting principle	-	32,339	32,339
Net income	**14,863**	**192,259**	**382,728**
Earnings Per Share ($)			
EPS before cumulative effect of change in accounting principle	**$0.19**	**$2.07**	**$4.57**
Cumulative effect of change in accounting principle	**$ -**	**$0.42**	**$0.42**
EPS	**$0.19**	**$2.49**	**$4.99**

INCOME ON TIMECHARTER BASIS *($ per day per ship)**			
VLCC	20,600	62,100	40,800
Suezmax	16,500	43,000	30,700
Suezmax OBO	18,000	39,400	28,900

** Basis = Calendar days minus off-hire. Figures after deduction of broker commission.*

BALANCE SHEET *(in thousands of $)*	2002 Mar 31	2001 Mar 31	2001 Dec 31
ASSETS			
Short term			
Cash and cash equivalents	81,586	206,413	186,402
Marketable securities	1,068	798	1,159
Other current assets	95,068	123,948	90,357
Long term			
Newbuildings and vessel purchase options	62,140	57,664	102,781
Vessel and equipment, net	2,384,341	2,227,400	2,196,959
Vessels under capital lease	238,761	107,262	317,208
Investment in associated companies	116,560	59,127	109,898
Goodwill	11,891	14,237	14,049
Deferred charges and other long-term assets	15,642	43,723	14,961
Total assets	**3,007,057**	**2,840,572**	**3,033,774**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term interest bearing debt	266,380	211,862	214,005
Current portion of obligations under capital leases	12,046	7,220	17,127
Other current liabilities	43,046	50,329	70,332
Long term			
Long term interest bearing debt	1,182,413	1,270,009	1,177,946
Obligations under capital leases	222,568	90,486	283,663
Other long term liabilities	26,107	2,046	11,478
Minority interest	613	6,071	6,822
Stockholders' equity	1,253,884	1,202,549	1,252,401
Total liabilities and stockholders' equity	**3,007,057**	**2,840,572**	**3,033,774**

STATEMENT OF CASHFLOWS *(in thousands of $)*	**2002 Jan-Mar**
OPERATING ACTIVITIES	
Net income	14,863
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortisation	34,086
Unrealised foreign currency exchange gain	(1,685)
Results from associated companies	(986)
Adjustment of financial derivatives to market value	(4,394)
Change in operating assets and liabilities	(12,486)
Net cash provided by operating activities	**29,398**
INVESTING ACTIVITIES	
Additions to newbuildings, vessels and equipment	(117,114)
Advances to associated companies, net	(5,541)
Purchase of minority interest	(4,052)
Proceeds from sale of assets	10,500
Net cash used in investing activities	**(116,207)**
FINANCING ACTIVITIES	
Proceeds from long-term debt, net of fees paid	122,843
Repayments of long-term debt	(66,153)
Repayment of capital leases	(59,626)
Dividends paid	(15,294)
Issue of shares, net	223
Net cash used in financing activities	**(18,007)**
Net decrease in cash and cash equivalents	**(104,816)**
Cash and cash equivalents at start of period	**186,402**
Cash and cash equivalents at end of period	**81,586**

FIRST QUARTER RESULTS

Frontline reports net income of $14.9 million for the first quarter of 2002, compared with net income of $192.3 million for the first quarter of 2001. This result reflects the continued weakness in the tanker market with average daily time charter equivalents ("TCEs") earned by VLCCs, Suezmax tankers and Suezmax OBO carriers being $20,600, $16,500 and $18,000, respectively, compared with $19,900, $20,600 and $20,300, respectively in the immediately preceeding quarter. The TCE of $20,600 reported for VLCCs includes vessels trading on the spot market and on time charters. Earnings before interest, tax, depreciation and amortisation (EBITDA) for the quarter, including earnings from associated companies were $56.8 million (2001 quarter: $192.4 million).

Net interest expense for the quarter was $15.1 million (2001 quarter: $21.7 million). This compares with $18.1 million for the fourth quarter of 2001. The decrease primarily reflects lower interest rates in the period. Other financial items for the quarter were positive $5.5 million of which $2.2 million is attributable to the market value adjustment on interest rate swaps and $2.3 million to the Equity Swap Line discussed below. In the first quarter of 2002, the Yen was largely unchanged against the US Dollar, resulting in a reduced foreign currency impact for the Company.

Earnings per share for the quarter were $0.19, (2001 quarter: $2.49). Cash flow per share for the quarter was $0.64, compared with $2.87 for the same quarter in 2001.

On May 21, 2002, the Board declared a dividend of $0.05 per share. The record date for the dividend is May 31, 2002, ex dividend date is May 29, 2002 and the dividend will be paid on or about June 12, 2002.

THE MARKET

OPEC quota cuts in the first quarter reduced tanker demand further compared to the fourth quarter of 2001. At the end of the first quarter, VLCC rates were historically low and modern vessels were fixed below US$10,000 per day. The Suezmax market remained stronger in relative terms and rates stayed more or less flat through the quarter. The decisions by OPEC to reduce production on several occasions in 2001 and early 2002 are understood to be based on the organisation's desire to protect crude oil prices in a period of low demand caused by a weak global economy.

Middle East Gulf producers have taken a large share of production cuts and, since that area is the main loading point for VLCCs, these vessels have been more affected than smaller size carriers. Owners of old VLCCs and ULCCs have had difficulty finding employment for their vessels and many of the old vessels have been sitting idle waiting for cargo in the loading area. As a result, scrapping has been active and to date this year approximately 26 VLCCs/ULCCs and 7 Suezmaxes have been removed from the tanker fleet. Activity in the newbuilding market has been limited in the period but the order books still record approximately 79 VLCCs and 62 Suezmaxes for delivery in the period through to the first half of 2004.

CORPORATE AND OTHER MATTERS

In the first quarter of 2002, four companies, each a subsidiary of Golden Ocean Group Limited, itself a non-recourse subsidiary of Frontline, were transferred to the direct ownership of Frontline Ltd. These companies chartered in under capital leases a total of four drybulk carriers. The sales price for the transfers was determined using fair values, including independent broker valuations. In addition, Frontline acquired from a third party, two companies that owned the aforementioned four drybulk carriers and refinanced the vessels through traditional bank financing.

In the first quarter of 2002, the Company took delivery of two VLCC newbuildings, Front Eagle and Front Serenade. These vessels were financed by traditional bank financing. The Front Serenade was delivered on March 28, 2002 and the delivery instalment paid from the Company's cash position. A bank financing was implemented immediately after quarter end and the cash position increased with $50 million on April 12.

In the first quarter of 2002, the Company together with joint venture partners, took delivery of one VLCC newbuilding, Tanabe, in which the Company's has a one third share.

As of quarter end the Company had approximately $50 million remaining as its anticipated equity portion for the remaining five newbuilding VLCCs on order.

At March 31, 2002, 76,466,566 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was 76,425,094 (as at March 31, 2001, 76,919,205 and for the quarter then ended, 77,110,351). During the first quarter of 2002, the Company issued 59,000 shares in connection with the exercise of employee share options. In September 2001, the Company

established a Stock Indexed Total Return Swap Programme (or Equity Swap Line) with The Bank of Nova Scotia Group ("Scotia") and Scotia had by March 31, 2002 acquired 2,225,000 Frontline shares, of which 125,000 have been acquired since year end 2001.

OUTLOOK

The low tanker rates in the first quarter are mainly a reflection of weak demand. We believe, however, that the market is close to equilibrium, particularly after substantial vessel removals resulting from scrapping. OPEC's current production falls short of demand for OPEC oil and we expect global stocks to decline further in the coming months. As we expect an economic recovery in important consumption areas in the second half of the year, we believe OPEC will increase production and that, as a result, tanker earnings will improve. In the last two weeks we have in fact seen more market activity and rising VLCC rates, albeit from low levels, with recent fixtures concluded at above US$20,000 per day. It is an observation that the total VLCC and Suezmax fleet is approximately 5% lower than it was when the market peaked around new year 2001.

The Board forsees a weak second quarter but believes it has reason to expect a better tanker market in the second half of the year and wants to remind shareholders of the Company's strong competitive position with current profit and loss break-even rates for our VLCCs and Suezmaxes of US$20,900 and US$13,400 per day respectively.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 21, 2002
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

FRONTLINE FLEET LIST

Vessel	Manager	Flag	Built	Dwt	Yard
SUEZMAX TANKERS					
Polytrader (40%)	Rasmussen MS	NOR	1978	126 000	Uddevalla
Polytraveller (35%)	Rasmussen MS	NOR	1979	126 000	Uddevalla
Front Birch	V.Ships UK	NIS	1991	152 000	Daewoo
Front Maple	V.Ships UK	NIS	1991	152 000	Daewoo
Front Granite	Wallem	BS	1991	142 031	Split
Front Lillo	ITM	NIS	1991	147 143	AESA
Front Emperor	V.Ships UK	SING	1992	147 273	AESA
Front Sunda	Wallem	NIS	1992	142 031	Split
*Marble (0%)	Wallem	BS	1992	142 031	Split
Front Comor	Wallem	NIS	1993	142 031	Split
Front Spirit	V.Ships UK	NIS	1993	147 273	AESA
Front Pride	V.Ships UK	NIS	1993	149 686	Mitsui
Front Splendour	V.Ships UK	NIS	1995	149 745	Mitsui
Front Glory	V.Ships UK	NIS	1995	149 834	Mitsui
Front Ardenne	V.Ships Norway	NIS	1997	153 000	Hyundai
Front Brabant	V.Ships Norway	NIS	1998	153 000	Hyundai
Front Fighter	V.Ships Norway	NIS	1998	153 328	Hyundai
Front Hunter	V.Ships Norway	NIS	1998	153 344	Hyundai
Front Warrior (0%, t/c)	Cardston Ger/V.Ships Germany	BS	1998	153 409	Hyundai
Kim Jacob (0%, t/c)	Ernst Jacob	SING	1998	158 000	Daewoo
Mindanao	V.Ships Norway	SING	1998	158 000	Daewoo
Front Sky	V.Ships Norway	NIS	2000	159 999	Hyundai
Front Sun	V.Ships Norway	NIS	2000	159 998	Hyundai
*Sonangol Girassol (0%)	Wallem	BS	2000	159 057	Daewoo
*Sonangol Luanda (0%)	Wallem	BS	2000	159 178	Daewoo
*Sonangol Kizomba (0%)	Wallem	BS	2001	159 165	Daewoo
Front Melody	Wallem	NIS	2001	150 500	Sasebo
Front Symphony	Wallem	NIS	2001	150 000	Sasebo

* *Vessels commercially managed by Frontline Management AS*

Vessel	Manager	Flag	Built	Dwt	Yard
SUEZMAX OBOs					
Front Breaker	ITM	NIS	1991	169 381	Daewoo
Front Climber	V.Ships UK	SING	1991	169 178	Hyundai
Front Driver	V.Ships UK	NIS	1991	169 177	Hyundai
Front Guider	V.Ships UK	SING	1991	169 142	Daewoo
Front Leader	V.Ships UK	SING	1991	169 381	Daewoo
Front Rider	V.Ships UK	SING	1992	169 718	Hyundai
Front Striver	V.Ships UK	SING	1992	169 204	Daewoo
Front Viewer	ITM	SING	1992	169 381	Daewoo
VLCCs					
Front Sabang	Wallem	SING	1990	285 715	Daewoo
Front Vanadis	Wallem	SING	1990	285 782	Daewoo
Front Highness	V.Ships UK	SING	1991	284 420	Hyundai
Front Lady	V.Ships UK	SING	1991	284 420	Hyundai
Front Lord	V.Ships UK	SING	1991	284 420	Hyundai
Front Duke	V.Ships UK	SING	1992	284 420	Hyundai
Front Duchess	V.Ships UK	SING	1993	284 480	Hyundai
Front Ace	Wallem	LIB	1993	275 546	Hitachi
Front Tobago (40%)	V.Ships Norway	LIB	1993	260 619	IHI

Vessel	Manager	Flag	Built	Dwt	Yard
VLCCs					
Dundee (50.1%)	ITM	LIB	1993	302 432	Daewoo
Edinburgh (50.1%)	ITM	LIB	1993	302 493	Daewoo
Golden Fountain (50%)	Thome	PA	1995	301 665	Hitachi
Navix Astral	Sammy (b/b)	PA	1996	275 644	Hitachi
New Vanguard	Ming Wah (b/b)	HK	1998	300 058	Hitachi
Front Century (0%, t/c)	Cardston Ger/ITM Germany	BS	1998	311 189	Hyundai
New Vista	Ming Wah (b/b)	HK	1998	300 149	Hitachi
Front Champion (0%, t/c)	Cardston Ger/ITM Germany	BS	1998	311 286	Hyundai
Front Chief (0%, t/c)	Cardston Cy/ ITM	BS	1999	311 224	Hyundai
New Circassia (50%)	Euronav (b/b)	PA	1999	306 009	MHI
Pacific Lagoon (50%)	Thome	PA	1999	305 839	MHI
Front Commander (0%, t/c)	Cardston Cy/ V.Ships UK	BS	1999	311 168	Hyundai
Front Crown (0%, t/c)	Cardston Cy/ V.Ships UK	BS	1999	311 176	Hyundai
Opalia	Shell (b/b)	IoM	1999	302 193	Kawasaki
Front Commerce	V.Ships UK	LIB	1999	300 144	Hitachi
Front Comanche	Socatra	FRA	1999	300 133	Hitachi
Front Commodore	ITM	BM	2000	298 620	Hitachi
Oscilla	Shell (b/b)	IoM	2000	302 193	Kawasaki
Front Tina	V.Ships Norway	LIB	2000	298 500	Kawasaki
Ichiban (33.3%)	Thome	BS	2000	298 552	Hitachi
Ariake (33.3%)	Thome	BS	2001	298 530	Hitachi
Sakura I (33.3%)	Thome	BS	2001	298 530	Hitachi
Front Eagle	Wallem	BS	2002	309 064	Samsung
Tanabe (33.3%)	OSG Shipmanagement	BS	2002	296 000	Hitachi
Front Serenade	Thome	LIB	2002	299 152	Hitachi
Hull No. 4983 (33.3%) tbn Hakata	OSG Shipmanagement	BS	Jul.02	296 000	Hitachi
Hull No. 4979 tbn Front Stratus	ITM	LIB	Aug.02	298 500	Hitachi
Hull No. 1402 tbn Front Falcon	Wallem	BS	Aug.02	308 000	Samsung
Hull No. 4980 tbn Front Page		LIB	Oct.02	298 500	Hitachi
Hull No. 1412 tbn Front Hawk		BS	Jul.03	308 000	Samsung
DRYBULKs					
Golden Protea	Wallem	PH	1998	45 725	Tsuneishi
Golden Aloe	Wallem	PH	1998	45 726	Tsuneishi
Golden Disa	Wallem	PH	1999	75 462	Hitachi
Golden Nerina	Wallem	PH	1999	75 484	Hitachi

GOLDEN OCEAN FLEET LIST

DRYBULKs					
Cos Hero	Cosco (b/b)	PH	1999	45 725	Tsuneishi
Golden Daisy (50%)	Samartzis	PH	1998	47 183	Oshima
Golden Rose (50%)	Samartzis	PH	1998	47 183	Oshima
Channel Alliance	Wallem	PH	1996	171 978	NKK
Channel Navigator	Wallem	PH	1997	172 058	NKK
Channel Poterne	Wallem	PH	1997	172 091	NKK
VLCCs					
Golden Stream	Thome	PA	1995	275 616	Hitachi
Golden Victory	V.Ships Germany	PA	1999	273 214	Hitachi



FRONTLINE

Frontline Ltd.
Par-la-Ville Place, Fourth Floor
14 Par-la-Ville Road
Hamilton HM 08, Bermuda
Phone +1 441 295 6935
Fax +1 441 295 3494
frontline@front.bm

Frontline Management AS
Bryggegt. 3, P.O.Box 1327 Vika
N-0112 Oslo, Norway
Phone +47 23 11 40 00
Fax +47 23 11 40 40

www.frontline.bm
www.huginonline.com